Exhibit 99.24

STOCK AGREEMENT

This Stock Agreement (“Agreement”) is made and entered into as of September 9, 2011, by and between NTR Metals, LLC, a Texas limited liability company (“NTR”) and James J. Vierling (“Vierling”).

R E C I T A L S:

WHEREAS, NTR and Vierling are or will shortly become parties to that certain Agreement and Plan of Merger Among DGSE Companies, Inc. (“DGSE”), SBT, Inc., Southern Bullion Trading, LLC (“SBT”), NTR Metals, LLC and Members of Southern Bullion Trading, LLC dated as of September 12, 2011 (“Merger Agreement”) whereby SBT will merge with and into SBT, Inc.; and

WHEREAS, pursuant to the Merger Agreement, Vierling will receive 147,000 shares (24.5% of 600,000) of DGSE common stock, par value $0.01 per share (the “Vierling Merger Stock”); and

WHEREAS, pursuant to the Merger Agreement and the associated DGSE Companies Inc. Option Grant Agreement (“Option Agreement”, attached to the Merger Agreement as Exhibit F), one or more members of the SBT, Inc. management, including Vierling, may, at the discretion of NTR and if certain conditions are met, receive options to acquire up to an aggregate of 500,000 shares of DGSE common stock, par value $0.01 per share (the “Option Stock”); and

WHEREAS, NTR wishes to guarantee to Vierling that if the merger of SBT into SBT, Inc. is consummated, then Vierling will receive from or on behalf of NTR, at no cost to Vierling, 375,000 shares of unrestricted DGSE stock, par value $0.01 per share (“Guarantee Stock”), and Vierling wishes, in return, to assign and transfer to NTR to the full extent permissible by law all of the Vierling Merger Stock and all of the Option Stock received by Vierling.

NOW, THEREFORE, in consideration of the mutual premises, representations, warranties and conditions set forth in this Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

1. NTR agrees that if the merger of SBT into SBT, Inc. is consummated, then for period beginning at said consummation and continuing thereafter through and including December 31, 2012, Vierling shall have the right to request and thereafter receive within 60 days from or on behalf of NTR, at no cost to Vierling, 375,000 shares of Guarantee Stock;

2. Vierling agrees that in exchange for and upon receipt of the 375,000 shares of Guarantee Stock, Vierling will assign and transfer to NTR – to the extent and in a manner not inconsistent with the Merger Agreement and other closing documents relating thereto - all of the Vierling Merger Stock and all of the Option Stock received by Vierling.

3. To the extent not paid by SBT, NTR agrees to pay all income taxes owed by Vierling as a result of SBT profits earned from January 1, 2011 until the day the merger of SBT into SBT, Inc. is closed.

4. If the merger of SBT into SBT, Inc. is not closed by December 31, 2011, or if Vierling fails to request the Guarantee Stock by December 31, 2012, then all parties shall be released from all of their respective obligations hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written hereinabove.

NTR Metals, LLC

By:	/s/ John Loftus
Name:	John Loftus
Title:	President

/s/ James J. Vierling
James J. Vierling

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